October 24, 2014

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 1-10110

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Ms. Hayes:

Thank you for your letter dated September 30, 2014, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 30, 2014 comment letter in bold text.

In providing these responses, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8073 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Ricardo Gómez Barredo
Ricardo Gómez Barredo
Global Head of Group Accounting and Information Management

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information, page 5

D. Risk Factors, page 8

The Group has a substantial amount of commitments…, page 14

1.
In future filings, please revise this risk factor to clarify the extent of your liquidity risk. For instance, explain why your commitments with respect to “Post-employment benefits” “are considered wholly unfunded due to the absence of qualifying plan assets,” even though you maintain insurance contracts for those commitments. Quantify the amount of the obligation for which you do not maintain insurance contracts. Provide corresponding disclosure for your commitments with respect to “Early retirements” and “Post-employment welfare benefits.”

Response:

We acknowledge the Staff’s comment and confirm that we will clarify the extent of our liquidity risk within our risk factors section in future filings and, if appropriate, the matters herein addressed by the Staff.

We also intend to make reference, where appropriate, to the notes to our consolidated financial statements which contain information that may help assess our liquidity risk. For example, Note 26 to our consolidated financial statements for the year ended December 31, 2013 provided information regarding our pension and other post-employment commitments (Page F-139 through F-144 of the 2013 Form 20-F):

“In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract. Current pensions of BBVA employees are paid by the insurance companies with whom BBVA insures the benefits and to whom all premiums have been paid. These premiums are determined by the insurance companies using cash flow matching techniques, which ensure that payment of benefits will be made when required, guaranteeing both the actuarial and interest rate risks. These insurance policies meet the requirements of the accounting standard regarding the non-recoverability of contributions.
However, a significant part of the insurance contracts are held with BBVA Seguros, S.A., a related party consolidated within the BBVA Group financial statements. Consequently these policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheet under different headings of "assets", depending on the classification of their corresponding financial instruments”.

The first table in Note 26 also provided information on our commitments with respect to “Early retirements” and “Post-employment welfare benefits.”

Item 4. Information on the Company, page 24

Operating Segments, page 27

Eurasia, page 31

2.
You indicate here that the nonperforming loan ratio increased for this segment due to the consolidation of “prudent risk management policy.” Please tell us and revise future filings, if applicable, to clarify what you mean by this. Describe the changes that you implemented as a part of the consolidation of a prudent risk management policy and specifically describe why this change had an impact on the level of nonperforming loans for this segment.

Response:

We acknowledge the Staff’s comment and undertake to revise and clarify the use of the term “prudent risk management policy” in future filings, if applicable. We confirm to the Staff that there was no significant change in our risk management policy. The message we intended to convey was that we slowed down our loan production in Portugal (mainly deleveraging in our real estate development portfolio) and our corporate and investment banking area and that there was an increase in non performing balances due to the economic crisis. These two factors resulted in an increase of our NPA ratio in Eurasia.

Item 5. Operating and Financial Review and Prospects, page 73

Critical Accounting Policies, page 74

Goodwill in Consolidation, page 76

3.
Considering the large variance that small changes in assumptions may have on your estimate of the recoverable amount of the cash generating unit in the United States, please revise your disclosures in future filings to provide the percentage by which the recoverable amount exceeded the carrying amount. Alternatively, revise your disclosures to confirm that the recoverable amount of your cash generating units were substantially in excess of their carrying value and, as such, are not at risk of impairment.

Response:

We acknowledge the Staff’s comment and we confirm that as of December 31, 2013 the recoverable amount of our main cash generating units was substantially in excess of their carrying value and, as such, were not at risk of impairment. If applicable, we will include such confirmation for future filings.

BBVA Group Results of Operations for 2013 Compared to 2012, page 80

4.
We note that your results in the third quarter of 2013 were impacted by “the application of the different European supervisors’ recommendations on the classification of refinanced loans,” as disclosed in the Form 6-K filed on October 25, 2013. In future filings, please revise to explain in greater detail the change in accounting treatment for such loans. Explain what you are doing differently and explain whether the change affects your loan portfolios in other European countries besides Spain.

Response:

We acknowledge the Staff’s comment and we confirm that, if applicable, we will include the requested explanation in future filings.

We supplementally advise the Staff that rather than a change in accounting treatment, as a result of the ongoing economic crisis in Spain there was a review of our estimates and the classification of loans in 2013 (mainly affecting our refinanced and restructured loan portfolios), which resulted in an increase in the balance of refinanced assets and an increase in loans classified as nonperforming. These increases subsequently resulted in an allowance for loan losses increase (per our internal model) of approximately 3% for the year ended December 31, 2013.

We supplementally confirm that the impact of these changes has mainly affected our loan portfolios in Spain and that the impact on our other European countries loan portfolios has not been material.

Also, several regulatory bodies (such as the EBA and ESMA) issued a number of recommendations on disclosures of refinanced and restructured loans. In 2013 there was a review of these disclosures by most entities in the European financial sector. The main related disclosures are provided on pages A-29 through A-32 of our 20-F filing for the year ended December 31, 2012 and pages F-80 through F-84 of our Form 20-F filing for the year ended December 31, 2013.

Net interest income, page 81

5.
We note your disclosure that net interest income in Spain was lower in 2013 in part due to “the impact of the elimination of mortgage floor clauses.” In future filings, please revise to explain this development and quantify its impact.

Response:

We acknowledge the Staff’s comment and we will include greater detail in future filings to the extent applicable. We supplementally advise the Staff that the impact of the elimination of floor clauses (which are clauses that fixed floors to the interest rate of mortgage loans) was explained in a Form 6-K submitted to the SEC on June 13, 2013. Below is the relevant text from such Form 6-K:

The Supreme Court issued on May 9, 2013, a decision regarding the appeal (recurso de casación) number 485/2012 in which the legality of the clauses limiting the interest rate in mortgage loans granted to consumers by various financial entities – among which BBVA-was questioned.

The decision was subject to a clarification request which was answered today. Such decision states that:

(i) As a general principle, “floor” clauses which limit the decrease of variable interest rates in contracts signed with consumers are not null, however;

(ii) floor clauses included in the general terms and conditions of certain contracts signed with consumers that do not meet the transparency requirements of the Supreme Court, are considered null. The mortgage loans contracts entered into by BBVA are among these contracts,

(iii) the financial entities which are party to the process, among which is BBVA, must remove such clauses from the contracts already in place, which will survive in all other terms, and must cease to use said clauses in future contracts,

(iv) this decision may not be applied retroactively to situations already settled by a final judicial decision, nor to payments already made at the time the decision was published.

In accordance to the decision of the Supreme Court, BBVA will cease to apply such floor clauses to consumer mortgage loans, with effect from May 9, 2013, although it reserves its right to possible appeals.

Assuming that the present quote of the reference index most commonly applied (one year Euribor) is maintained, the application of this measure to the applicable mortgage portfolio is estimated to have a negative impact on net attributable profit in the month of June (the first full month when the decision is applied) of 35 million Euros. In the following months the financial impact will depend on the evolution of said reference index.

The impact of the elimination of the floor clauses in future filings will be limited to the period-on-period comparison for the period ended June 30, 2013 versus the period ended June 30, 2014 and the year ended December 30, 2013 versus December 2014 since such clauses were effective until May 2013. This period-on-period impact means lower interest income. We do not anticipate that the eliminations of said clauses will have any further impact in our net interest income.

Consolidated Financial Statements

General

6.	Please revise future filings to provide condensed financial information for your parent company, or tell us why you believe such disclosures are not required. Refer to Rule 12-04 of Regulation S-X.

Response:

We supplementally advise the Staff that we are not required by Rule 12-04 of Regulation S-X to file condensed financial information of Banco Bilbao Vizcaya Argentaria, S.A., the parent company of the BBVA group (which is also the largest operating entity of the group), since, according to Rule 9-06 of Regulation S-X, as of the end of the most recent fiscal year, less than 25 percent of the consolidated net assets of the BBVA Group are restricted net assets.

Consolidated Income Statements, page F-5

7.
We note that you include a measure of “gross income” that includes certain expenses and “net operating income” that excludes certain gains and impairment losses related to your operating activities, such as losses on assets held for sale and intangible asset impairment. Furthermore, it is unclear why these measures are presented in your consolidated income statement given your representation in your correspondence filed March 25, 2013 that you would remove these measures to comply with IFRS as issued by the IASB. We also note that you removed these measures from your Form 20-F for the fiscal period ended December 31, 2012 but you have reverted to your former presentation for the December 31, 2013 20-F. Please remove these measures from your income statement in future filings, or revise your measures to more accurately describe the items included therein.

Response:

We acknowledge the Staff’s comment and will revise our measures to more accurately describe the items included therein in future filings.

We supplementally advise the Staff that we included these subtotals because we believe them to be relevant to understand our entity’s financial performance. Our definition of “gross income” is the sum of net interest income, dividend income, share of profit or loss of entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities, net exchange differences and net other operating income. “Net operating income” is defined as the gross income less administrative costs and amortization. These terms will be defined in future filings where appropriate.

We took note of the proposed amendments to IAS 1 (Exposure Draft, published by the International Accounting Standards Board), which highlighted proposed changes in the Presentation of Financial Statements. Said exposure draft states that “an entity shall present additional line items, headings and subtotals in the statement (s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance.”

Note 2 - Principles of Consolidation, Accounting Policies and Measurement Bases Applied and Recent IFRS Pronouncements, page F-16

8.
We note your disclosure on page 24 that as a part of the acquisition of Unnim, you entered into an Asset Protection Scheme whereby the FGD will be responsible for 80% of the losses incurred by a predetermined asset portfolio of Unnim. We also note on page F-127 that the asset appears significant to your loan loss reserves. Therefore, please revise your future filings to disclose the following:

•	Your policy for the ongoing accounting for this asset.

•	The amount recorded within your provision for impairment losses related to this asset.

•	The specific types, and quantification, of the loan portfolios that are covered by the Asset Protection Scheme.

Response:

We acknowledge the Staff’s comment and we will disclose in future fillings such information for BBVA Unnim Banc, S.A. (hereinafter “Unnim”) and future significant transactions, if applicable. We supplementally advise the Staff the following regarding Unnim:

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded Unnim to BBVA as part of the process to restructure Unnim. This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA agreed to purchase 100% of the shares of Unnim for €1. On July 27 2012, following the completion of the transaction, BBVA became the holder of 100% of the shares of Unnim.

A Protocol of Financial Support Measures was also entered into for the restructuring of Unnim. In connection with the acquisition, BBVA also entered into an Asset Protection Scheme whereby the FGD will assume 80% of the losses (those in addition to the carrying amount in the books of Unnim prior to the business combination) that may be incurred on a portfolio of predetermined Unnim assets for the next 10 years. The expected reimbursements under the loss sharing agreements were recorded as an indemnification asset at the estimated fair value of €1,744 million at the acquisition date. This indemnification asset is recorded under the heading “Loans and receivables” in the BBVA Group’s consolidated balance sheet as of December 31, 2013.

The acquisition of Unnim constitutes a business combination in accordance with the provisions of IFRS 3. Accordingly, the assets acquired and liabilities assumed as of July 27, 2012 were recorded at the fair values as of that date. Fair values were estimated using a discounted cash flow methodology. In many cases the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. See Note 20 to our consolidated financial statements for the year ended December 31, 2013 for more details on the valuation and calculation of badwill for the acquisition of Unnim.

The valuation of the covered assets resulted in an adjustment for impairment losses related to this asset which totaled €2,501 million.

Our ongoing accounting policy for the indemnification asset is in accordance with IAS 39.

The breakdown of the assets covered by the Asset Protection Scheme as of July 27, 2012 was as follows:

In Millions of Euros
Covered assets	July 27, 2012
Loans (*)	2,752
of which, secured by:
Land	577
Buildings	1,254
Buildings under construction	228
Unsecured loans	693
Real estate assets (**)	3,193
TOTAL	5,945

(*) Real estate development loans.
(**) Inventories, foreclosed assets and investment properties of the Unnim Group real estate companies.

Note 5 - Earnings Per Share, page F-45

9.	Please revise future filings to describe the conditions under which the convertible perpetual securities are convertible into common shares. Refer to paragraph 72 of IAS 33.

Response:

We acknowledge the Staff’s comment and confirm that our convertible perpetual securities are convertible into common shares if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 capital ratio falls below 5.125%.

We supplementally confirm to the Staff that as of June 30, 2014 and in accordance with IAS 33 our convertible perpetual securities are not considered as part of our basic and diluted earnings per share calculation. As of December 31, 2013, the only ratio that would be affected if it were calculated on such basis is the “diluted earnings per share from discontinued operations” which would change from €0.32 to €0.33.

Note 7 - Risk Management, page F-48

7.1 Credit Risk, page F-55

10.
Your disclosure beginning on page 43 indicates that there have been several laws enacted in Spain that may impact your ability to recover the full balance of mortgage loans where the debtor is experiencing financial difficulty. Please revise your disclosure in future filings, either here, or elsewhere as you deem appropriate, to explain how these changes impact your severity, exposure and probability of default assumptions. Additionally, discuss, and quantify where possible, the impact these changes have had on your provisions and allowance for loan losses.

Response:

We acknowledge the Staff’s comment and we confirm that, when material, we will disclose the requested information in future filings. With regards to the impact of these changes for the 2013 Form 20-F referenced herein:

i)
As mentioned in Note 2.2.1 to the consolidated financial statements for the year ended December 31, 2013, in order to calculate severity (also referred to as Loss given default, LGD) we evaluate the estimated cash flows from the sale of the collateral by estimating its sale price and its estimated cost of sale. The law delayed the time to recover the collateral and this fact impacted the estimated cash flows of selling the collateral. The effect is not easily quantifiable, notwithstanding we believe it is not significant.

ii)	Exposure and Probability of Default would not be significantly affected.

We supplementally confirm to the Staff that the impact of these changes on our provisions and allowance for loan losses is not easily quantifiable as the changes themselves are embedded in our model. However, we believe these changes to have had an immaterial effect as of December 31, 2013.

7.1.2 Mitigation of Credit Risk, Collateralized Credit Risk and Other Credit Enhancements, page F-56

11.
You disclose that you minimize credit risk related to derivatives through contractual netting agreements. Please revise your future filings to provide all the disclosures required by paragraphs 13A through 13F of IFRS 7 or tell us why such disclosures are not required.

Response:

We acknowledge the Staff’s comment and confirm that we do not set off financial instruments on our statement of financial position due to the fact that we have master netting arrangements that do not comply with the requirements described under paragraph 42 of IAS 32.

We supplementally advise the Staff that the amounts subject to an enforceable master netting arrangement that do not meet one or both of the offsetting criteria in paragraph 42 of IAS 32 are €25,475 million as of December 31, 2013 as stated in Note 7.1.2 of our consolidated financial statements for the year ended December 31, 2013.

We supplementally confirm to the Staff that we will provide these disclosures required by paragraphs 13A through 13F of IFRS 7 in tabular format starting with our annual report on Form 20-F for the year ended December 31, 2014.

Quantitative Information on Activities in the Real-Estate Market in Spain, page F-67

12.
In your correspondence filed September 20, 2012, you represented that you would provide loan-to-value disclosures for the Compass Bancshares, Inc. and Bancomer, S.A. loan portfolios in a similar manner as the information presented for your domestic portfolios on page F-69. Please revise future filings to disclose this information, or tell us why you no longer believe this disclosure is relevant to understanding trends in the credit risk related to your foreign loan portfolios. Also, specifically confirm to us, if true, that you do not determine loan-to-value ratios for your other foreign portfolios, or alternatively, disclose this information for each main geographic area.

Response:

We acknowledge the Staff’s comment and confirm that we have revised our disclosures (not only for Compass Bancshares, Inc. and Bancomer, S.A., but for the entire BBVA Group) and we provided the consolidated loan-to-value information in Appendix VIII of our 2013 Form 20-F and Appendix XII of our annual report on Form 20-F for the year ended December 31, 2012.

7.1.8 - Refinancing and Restructuring Operations, page F-80

13.
You disclose on page F-82 that your refinancing/restructuring policy provides for multiple modifications, which are approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar. Please disclose the following:

•	Quantify the balance of loans that have received multiple modifications for each reporting date.

•	Disclose whether you allow for unlimited multiple modifications or whether your policy provides for any limits on the number of modifications a borrower may receive within a given timeframe.

•
Clarify how your loan loss impairment models consider loans that have received multiple modifications, as this would seem to possibly indicate a higher level of credit risk than borrowers who only need one modification.

Response:

We supplementally advise the Staff that as of December 31, 2013: (a) the balance of loans that have received multiple modifications was approximately €5 billion, (b) that, per our policy, the maximum number of modifications for a loan that is not in compliance with the new payment schedule is limited to two in a 24 month period and (c) that our loan loss impairment models consider the number of modifications by increasing the Probability-of-default (PD) based on the number of loan modifications.

7.3 Liquidity Risk, page F-90

14.
Please revise your future filings to disclose the average of your structural liquidity surplus, if it differs or fluctuates materially from the period end balance. Please also provide a summary of encumbered and unencumbered assets in a tabular format by balance sheet categories, including collateral received that can be rehypothecated or otherwise redeployed so that readers may understand the extent to which you maintain unrestricted assets that are available to support potential funding needs.

Response:

We acknowledge the Staff’s comment and will disclose in future filings the average of our structural liquidity surplus (average of month-end balances) for our most significant units as detailed herein:

		Millions of Euros
2013	B B VA	B B VA	B B VA	Other significant
	Euro zo ne	B anco mer	C o mpass	banks
Cash and balances with central banks	10,826	6,159	1,952	6,843
Assets for credit operations with central banks	32,261	3,058	9,810	7,688
Central governments issues	16,500	229	904	7,199
Of Which: Spanish government securities	14,341	-	-	-
Other issues	15,761	2,829	2,224	489
Loans	-	-	6,682	-
Other non-eligible liquid assets	4,735	425	278	396
ACCUMULATED AVAILABLE BALANCE	47,822	9,642	12,040	14,927
AVERAGE BALANCE	51,151	14,571	12,284	15,364

We also note that we are reviewing EBA guidelines on the disclosures of encumbered and unencumbered assets and we will disclose this information in future filings once these guidelines are final.

Note 8 - Fair Value of Financial Instruments, page F-93

8.1 Fair Value of Certain Financial Instruments Registered at Fair Value Using Valuation Criteria, page F-95

15.
Please revise your tabular disclosure on page F-96 to provide quantitative information about the significant unobservable inputs used to value your recurring and non-recurring Level 3 assets and liabilities, such as quantitative disclosure of a range of inputs, a weighted average, etc. Alternatively, please tell us why you believe such disclosure is not required. Refer to paragraph 93(d) of IFRS 13.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will provide the disclosures required by paragraph 93(d) of IFRS 13. Below is the information that we intend to provide in a Form 6-K to be submitted to the SEC containing financial information for the six months ended June 30, 2014, and similar information will be included in future filings to the extent applicable:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Units

Debt Securities	Net Present Value	Credit Spread	80.00	140.00	b.p.
		Recovery Rate	0.50	10.00%
	Comparable	Price	0.50	96.26%
Equity instruments	Net Asset Value	Net Asset Value (*)	-	-	-
	Comparable	Price (*)	-	-	-
Credit Option	Gaussian Copula	Correlación Default	14.38	98.16%
Equity OTC Option	Heston	Forward Volatility Skew	50.00	93.85	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	18.00%
		Correlation Rate/Credit	-100.00	100.00%
		Credit Default Volatility	0.00	0.00	Vegas

(*) Range has not been provided for Net Asset Value and Comparable Prices as there would be a wide range reflecting the diverse nature of the positions.

Note 21 - Tax Assets and Liabilities, page F-128

21.5 Deferred taxes, page F-130

16.	We note that you have performed an estimation of the balance of tax assets that are considered guaranteed for the BBVA Tax Group in accordance with the Royal Decree-Law 14/2013 and that these amounted to €4,373 million. Please revise to disclose which specific deferred tax assets presented in the table above this amount relates to, and quantify the amount related to each specific deferred tax asset.

Response:

We acknowledge the Staff’s comment and confirm that the €4,373 million as of December 31, 2013 are broken down by deferred tax asset type as follows (expressed in millions of euro):

Pensions	953
Impairment losses	727
Tax losses	2,693
Total	4,373

We supplementally advise the Staff that, if applicable, we will include disclosure regarding the foregoing in future filings.

Note 22 - Other Assets and Liabilities

17.
We note that accepting properties from customers in satisfaction of a loan is a significant part of your credit risk management activities. We note that in your correspondence filed September 20, 2012 you agreed to quantify the carrying amount separately from the valuation adjustment and to provide a roll-forward of your inventories from distressed customers for the periods presented, similar to your roll-forward of foreclosed assets. Therefore, please revise future filings to provide this disclosure, or tell us why this disclosure is no longer relevant.

Response:

We acknowledge the Staff’s comment and provide such information below. We supplementally confirm that we will include such disclosure in future filings.

	Millions of Euros
Inventories from distressed	June	December
customers	2014	2013
Gross value
Balance at the beginning	9,335	8,706
Acquisitions	263	888
Disposals	(365)	(889)
Others	237	630
Balance at the end	9,470	9,335
Accumulated impairment losses	(5,019)	(4,939)
Carrying amount	4,451	4,396